
CONSTELLATION

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Benjamin Jorgensen · 2nd

CEO and Co-founder

San Francisco, California · 500+ connections · Contact info

Constellation Labs

Unversity of Arizona

About

With over 10 years of business leadership and operational experience, most notably as a two-time founder and entrepreneur and investor/advisor to over 15 early to mid-market companies. Prior to being responsible for the fluid operation of the Constellation business, Ben previously advised and consulted over 20 companies (mid-market to early stage) on implementing operational excellence across product, marketing, and sales and fundraising strategies. Ben's most recent success as an entrepreneur was the founding CEO of Klick Push, Inc, an ad technology company that made it easy for Fortune 500 brands to implement dynamic content and music into digital advertising initiatives which captured the attention of a $50 Billion industry by being awarded 2014's Ad Tech NYC: Best Emerging Ad Tech Company. Ben led Klick Push, Inc to a multimillion dollar exit in 2015. Ben is also and owner and operator in a Japanese Wagyu company, called A5 Meats, and partner in an upscale restaurant, Gozu, with Chef Marc Zimmerman. Ben holds B.A.'s in Economics, Anthropology, and Political Science from the University of Arizona.

Articles & activity

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An Industry for the Future; A Company for a Future...

Benjamin Jorgensen
Published on LinkedIn

An Industry for the Future; A Company for a Future Industry Constellation's Vision for an Open Network This piece originally appeared on my Medium page on 06.28.2019.... ...see more

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Happy Monday! I thought I would share my interview I conducted wit...

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Incredible morning to wake up to! Constellation Labs LLC got...

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While there has been a bunch of press on Constellation Labs LLC...

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Experience

Constellation Labs
2 yrs 4 mos

CEO
Jul 2018 – Present · 1 yr 4 mos

Operations and Business Intelligence
Aug 2017 – Present · 2 yrs 3 mos
San Francisco Bay Area

3rd Generation Blockchain Technology

Managing Partner
MZ Dining Group
Sep 2017 – Present · 2 yrs 2 mos
San Francisco Bay Area

MZ Dining Group is the dining group featuring Gozu SF. An casual upscale dining experience and restaurant featuring full cow (Wagyu) utilization by Chef Marc Zimmerman.

Partner
A5 Meats, LLC
Sep 2017 – Present · 2 yrs 2 mos
San Francisco Bay Area

A-Five Meat Company (A5 Meats) is a meat distribution company that provides the finest cuts of wagyu to the world's top chefs.

Consultant
Audible Ventures
Oct 2015 – Present · 4 yrs 1 mo
San Francisco

Audible Ventures is my personal advising and consulting business. I help companies create market development strategies, go-to-market playbooks, product roadmaps, investor presentations, and sales processes and accountability.
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General Manager: Partnerships/Strategy
GiftConnect
Oct 2015 – Sep 2016 · 1 yr

-GiftConnect is an engagement platform that is transforming advertising through our "Giftizing" - the ability for advertisers to bring incessant joy to individuals.

-Through the integration of Klick Push's technology, GiftConnect created a new an... See more

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Education

Unversity of Arizona
BA, Anthropology, Economics, Political Science
2002 – 2006
Activities and Societies: Founder and Editor of Political Rationality

University of Southern California
2009 – 2009

2009 Summer Cinematic Arts Program

Attended courses covering aspects of filmmaking, computer graphics, gaming, & television business
Filmed and edited original documentary

University of Arizona
BA, Majors include: Economics, Anthropology, and Political Science
2002 – 2006

Completed five honor theses among the three majors

Editor-in-Chief and Creator of American Political Rationality Publication

Graduated with Honors

Skills & Endorsements

Strategy · 5

Endorsed by **Mark Donatelli and 1 other who is highly skilled at this**

Strategic Partnerships · 13

Endorsed by **Mark Donatelli, who is highly skilled at this**

Online Advertising · 49

Endorsed by **Kevin Lee and 3 others who are highly skilled at this**

Endorsed by **2 of Benjamin's colleagues at RadiumOne**

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Recommendations

Received (19) Given (6)

John Michael Eden
West Coast Emerging Companies and Venture Capital Practice at Nixon Peabody LLP
September 9, 2012, John Michael worked with Benjamin but at different companies

Ben is a natural leader and an unusually effective entrepreneur. He combines the ability to wrangle scarce resources, lead others through tough challenges, and identify unique opportunities. But these are all mere words - if you have a chance to work with Ben, don't let it slip through your fingers.

Mandeep Waraich
Machine Intelligence @ Google
September 10, 2011, Benjamin worked with Mandeep in the same group

Ben is a stellar business development professional! Self-motivated, bright and hard working, he has that rare ability to

instantly connect and build rapport with people. The best part is he does not do it artificially - he is genuinely interested in getting to know people and their businesses, and hel... See more

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Accomplishments

2 Honors & Awards

Best Emerging Ad Technology - Ad: Tech NYC 2014 • Tech Wildcatters -Forbes Top Ten Accelerator Program

Interests

USC School of Cinematic Arts
4,641 members

Nicholas Thompson
Editor in Chief of Wired
1,377,046 followers

Brian Wong

Verizon

Samsung Electronics
2,073,017 followers

SocialMediopolis.com - ► New H...
1,849,175 members

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